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EXHIBIT (12)

Computation of Ratios of Earnings to Fixed Charges

	Year ended December 31,
	2010	2009	2008	2007	2006
Income before provision for income taxes and fixed charges (Note A)	$125,706,453	$114,457,760	$108,185,260	$91,690,922	$99,409,515

Fixed Charges:
Interest on long-term debt	$41,958,541	$42,084,023	$36,040,957	$31,120,122	$25,947,191
Interest on short-term debt	630,913	1,124,883	1,853,682	2,940,317	2,275,939
Interest on trust preferred securities	2,089,583	4,250,000	4,250,000	4,250,000	4,250,000
Other interest	(2,332,530)	(680,863)	1,152,588	1,069,206	1,029,135
Rental expense representative of an interest factor (Note B)	5,430,863	6,501,484	6,040,062	4,686,748	4,798,490

Total fixed charges	$47,777,370	$53,279,527	$49,337,289	$44,066,393	$38,300,755
Ratio of earnings to fixed charges	2.63	2.15	2.19	2.08	2.60

NOTE A:    For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B:    One-third of rental expense (which approximates the interest factor).

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  EXHIBIT (12)